Exhibit 21.1

Subsidiaries of NSTAR

State of Incorporation
BEC Energy	Massachusetts
Commonwealth Energy System	Massachusetts
Boston Edison Company	Massachusetts
Commonwealth Electric Company	Massachusetts
Cambridge Electric Light Company	Massachusetts
Canal Electric Company	Massachusetts
NSTAR Gas Company	Massachusetts
NSTAR Steam Corporation	Massachusetts
Hopkinton LNG Corp.	Massachusetts
Advanced Energy Systems, Inc.	Massachusetts
Harbor Electric Energy Company	Massachusetts
BEC Funding LLC	Delaware
BEC Funding II, LLC	Delaware
CEC Funding, LLC	Delaware
NSTAR Communications, Inc.	Massachusetts
MATEP, LLC	Delaware
NSTAR Electric & Gas Corporation	Massachusetts